Exhibit 99.1

Caledonia Mining Corporation Plc

Capital Markets Day Update

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, September 14, 2026 - Caledonia Mining Corporation Plc ("Caledonia" or "the Company") is pleased to provide an update on its Capital Markets Day (“CMD”) to be held on Wednesday, September 16, 2026, in New York, USA.

Date: Wednesday, September 16, 2026

Time: 09.30 New York / 14.30 London / 15.30 Harare

Registration: Arrivals and registration for in-person guests from 09.00 New York, with the presentations starting at 09.30

Format: In-person or online

Location: Sofitel New York, 45 West 44th Street, 10036 New York, United States

Government Address

The event will also include a presentation by Ambassador Taonga Mushayavanhu, Permanent Representative of Zimbabwe to the United Nations.

During the CMD, management will provide a comprehensive overview of Caledonia’s long-term growth strategy and operating performance. Presentations will include:

•	An update on production performance and operational efficiencies at Blanket Mine
•	Strategic development and funding strategy of the Bilboes gold project
•	Medium- to long-term growth pipeline, including exploration and expansion opportunities
•	Capital allocation priorities and financial outlook

To register for the event online or in person, please visit: https://caledonia.brrmedia.co.uk/

Presentation materials will be made available on the Company’s website in advance, with a webcast replay made available on our social media channels following the event.

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965
Camarco, Financial PR (UK) Elfie Harkell Fergus Young	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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